(212) 318-6095

thomaspeeney@paulhastings.com

October 24, 2025

Ms. Yoon Choo

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli ETFs Trust File Numbers: 333-238109; 811-23568

Dear Ms. Choo:

On behalf of Keeley Dividend ETF (the “Fund”), a series of Gabelli ETFs Trust, a Delaware statutory trust (the “Trust”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) this letter in response to the Staff’s recent oral comments to the undersigned received on September 24, 2025, in relation to Post-Effective Amendment No. 16 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) (Accession Number 0001829126-25-006200). As requested, the Fund has filed this letter at least five business days prior to the effectiveness of the Registration Statement in accordance with ADI 2019-07, after which the Fund will file a post-effective amendment (the “Amendment”) to the Registration Statement that will include appropriate revisions in response to the Staff’s comments.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund has revised certain disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

General Comments

Comment 1: Please be reminded that the company and its management are responsible for the accuracy and adequacy of their disclosures notwithstanding any review, comments, actions, or absence of actions by the Commission.

Response: The Fund respectfully acknowledges the comment.

Comment 2: Please provide your responses to the Staff’s comments at least five business days prior to the filing’s effective date. Also, where a comment is made with respect to disclosure in the filing, it will apply to all similar disclosures found elsewhere.

Response: The Fund respectfully acknowledges the comment and confirms that the Fund shall furnish responses at least five business days in advance of the effective date.

October 24, 2025

PROSPECTUS

Comment 3: On page 2 of the Prospectus, under the heading “Fees and Expenses of the Fund,” the last two line items under “Annual Fund Operating Expenses” are “Less Fee Waiver and/or Expense Reimbursement” and “Total Annual Fund Operating Expenses After Fee Waiver.” In order to be shown in the fee table, the waiver must last at least one year from the effective date of the Fund’s registration statement and may not be capped as indicated in footnote 2. See Instruction 3(e) to Item 3 of Form N-1A. Please revise the waiver to apply for at least one year for all of the Fund’s assets, or revise the fee table to remove the fee waiver line and show the full management fee under “Total Annual Fund Operating Expenses.” If the waiver agreement is amended to comply with Instruction 3(e) to Item 3, please add to the footnote whether the Adviser can recoup waived fees and, if so, the conditions of any recoupment.

Response: The Fund respectfully acknowledges the comment and has revised the disclosure to state that the fee waiver agreement will continue for at least one year from the effective date of the Fund’s Registration Statement. The Fund has also revised footnote 2 to disclose that the Adviser is not permitted to recoup waived fees.

Comment 4: On page 2 of the Prospectus, under the heading “Fees and Expenses of the Fund,” footnote (1) states that the investment advisory agreement provides that the Adviser will pay all operating expenses of the Fund, except, among other things, distribution fees or expenses. Please supplementally explain whether the Fund pays distribution expenses and, if so, please explain how the Fund is able to pay distribution expenses without an effective Rule 12b-1 plan.

Response: The Fund respectfully acknowledges the comment and notes that, as disclosed in the SAI, although the Board has adopted a Rule 12b-1 plan for the Fund, the Fund does not impose Rule 12b-1 fees and has no plans to impose such fees in the future.

Comment 5: Unless the fee waiver agreement is amended to comply with Instruction 3(e) to Item 3 of Form N-1A, please revise the figures in the “Expense Example” on page 2 to reflect the full management fee.

Response: The Fund respectfully acknowledges the comment and notes that, because the Fund has revised the fee waiver agreement to comply with Instruction 3(e) to Item 3 of Form N-1A (as indicated in the response to Comment 3 above), the Fund has not revised the figures in the “Expense Example.”

Comment 6: On page 3 of the Prospectus, under the heading “Principal Investment Strategies,” the disclosure states that the Fund seeks to achieve its investment objective by investing at least 80% of its net assets in “in equity securities of companies that pay dividends (or are expected to do so in the near term) (‘dividend-paying stocks’).” Does this mean (i) “equity securities that pay dividends” or (ii) “equity securities of companies that are paying dividends” regardless of whether the equity securities in which the Fund is investing is paying dividends? Please consider revising the disclosure to clarify.

Response: The Fund respectfully acknowledges the comment and has revised the disclosure as follows:

“The Fund seeks to achieve its investment objective by investing, as a principal strategy, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in common stocks and other equity-type securities (such as preferred stock, convertible debt securities and warrants) of dividend-paying companies ~~equity securities of companies that pay dividends (or are expected to do so in the near term) (‘dividend-paying stocks’)~~, as defined below. ~~Equity securities include common and preferred stock; rights, warrants or options to purchase common or preferred stock; securities that may be converted into or exchanged for common or preferred stock (such as convertible preferred stock and convertible debt); and other securities with equity characteristics.~~ While the Fund expects to invest primarily in small- and mid-cap companies, it may invest in companies of any market capitalization.

‘Dividend-paying companies ~~stocks~~’ have one or more of the following characteristics: (i) attractive dividend yields that, in the opinion of the Adviser, are relatively stable or expected to grow; (ii) that pay a small dividend, but could grow their dividend over the next few years; and (iii) that pay no dividend, but may initiate a dividend or return cash to shareholders in other ways, such as a share repurchase program. The Adviser believes that a track record of dividend increases is an excellent indicator of a company’s financial health and growth prospects, and that over the long term, income can contribute significantly to total return. Dividends also can help reduce the Fund’s volatility during periods of market turbulence and can help offset losses when stock prices are falling.”

October 24, 2025

Comment 7: On pages 2-3 of the Prospectus, under the heading “Principal Investment Strategies,” the disclosure states that “equity securities” include investments that are neither equity securities nor paying dividends, including rights, warrants and options. If accurate, please revise the 80% policy to include investments in instruments that provide exposure to equity securities that pay dividends.

Response: The Fund respectfully acknowledges the comment and has removed the reference to rights, warrants and options, as shown in the response to Comment 6 above.

Comment 8: On page 2 of the Prospectus, under the heading “Principal Investment Strategies,” the disclosure states that the Fund seeks to achieve its investment objective by investing in equity securities of companies that pay dividends (or are expected to do so in the near term).” (emphasis added) Securities that are expected to pay dividends in the near term do not currently pay dividends. Please delete “(or are expected to do so in the near term)” or supplementally explain why these securities should be considered dividend-paying stocks.

Response: The Fund respectfully acknowledges the comment and has removed the referenced disclosure, as shown in the response to Comment 6 above.

Comment 9: On pages 2-3 of the Prospectus, under the heading “Principal Investment Strategies,” the disclosure states that “equity securities” include, among other things, “securities that may be converted into or exchanged for common or preferred stock (such convertible preferred stock and convertible debt).” Convertible debt pays interest, not dividends. Please remove the reference to convertible debt from the definition of “equity securities” for purposes of the Fund’s 80% policy.

Response: The Fund respectfully acknowledges the comment and has removed the definition of “equity securities,” as shown in the response to Comment 6 above.

Comment 10: On pages 2-3 of the Prospectus, under the heading “Principal Investment Strategies,” the disclosure states that “equity securities” include, among other things, “other securities with equity characteristics.” If any investments under this catch-all may be principal investments of the Fund, please disclose with specificity.

Response: The Fund respectfully acknowledges the comment and has removed the definition of “equity securities,” as shown in the response to Comment 6 above.

Comment 11: On page 3 of the Prospectus, under the heading “Principal Investment Strategies,” the disclosure states, “‘Dividend-paying stocks’ have one or more of the following characteristics: … (iii) that pay no dividend, but may initiate a dividend or return cash to shareholders in other ways, such as a share repurchase program.” Such stocks may not be counted as “dividend-paying stocks” for purposes of the Fund’s 80% policy. Stocks that “may initiate a dividend” do not currently pay dividends, and the return of cash to shareholders “in other ways” are not dividends and may have very different tax consequences for shareholders. Please delete or supplementally explain why these qualify as dividend-paying stocks.

October 24, 2025

Response: The Fund respectfully acknowledges the comment and has revised the 80% policy to refer to dividend-paying companies, rather than dividend-paying stocks, as shown in the response to Comment 6 above.

Comment 12: On page 3 of the Prospectus, under the heading “Principal Investment Strategies,” rights, warrants and options are listed as part of the Fund’s principal investment strategies. Please disclose how the Fund intends to use these derivatives as part of the strategy.

Response: The Fund respectfully acknowledges the comment and has removed the reference to rights, warrants and options, as shown in response to Comment 6 above.

Comment 13: Under the heading “Principal Risks,” please add risk disclosure on those derivative instruments that are part of the Fund’s principal investment strategy.

Response: The Fund respectfully acknowledges the comment and notes that derivative instruments are not part of the Fund’s principal investment strategy, as shown in the response to Comment 6 above.

Comment 14: If “Foreign Securities Risk” is a principal risk of the Fund, please add disclosure in the “Principal Investment Strategies” section on investments in foreign securities, and disclose any limits on investments in foreign securities. In addition, “Eurozone Risk” is listed as a principal risk of the Fund. Please add reference to investments in this region in the “Principal Investment Strategies” section. “ADR Risk” is included as a principal risk. In the “Principal Investment Strategies” section, please disclose that the Fund may invest in foreign securities through ADRs.

Response: The Fund respectfully acknowledges the comment and has removed “Foreign Securities Risk,” “Eurozone Risk” and “American Depositary Receipts (‘ADRs’) Risk” from the “Principal Risks” section.

Comment 15: In the “Principal Risks” section, please add disclosure to “Market Trading Risk” and “Absence of an Active Market” indicating that these risks may cause the bid/ask spread to widen.

Response: The Fund respectfully acknowledges the comment and revised the “Market Trading Risk” and “Absence of an Active Market” risk factors as follows:

Market Trading Risk. Individual Fund shares may be purchased and sold only on a national securities exchange or alternative trading system through a broker-dealer, and may not be directly purchased or redeemed from the Fund. There can be no guarantee that an active trading market for shares will develop or be maintained, or that their listing will continue unchanged. Buying and selling shares may require you to pay brokerage commissions and expose you to other trading costs. Due to brokerage commissions and other transaction costs that may apply, frequent trading may detract from realized investment returns. Trading prices of shares may be above, at, or below the Fund’s NAV, will fluctuate in relation to NAV based on supply and demand in the market for shares and other factors, and may vary significantly from NAV during periods of market volatility. The return on your investment will be reduced if you sell shares at a greater discount or narrower premium to NAV than when you acquired shares. In addition, the market price of shares includes a “bid-ask spread” charged by the market makers or other participants that trade the shares. The spread of the Fund’s shares varies over time based on the Fund’s trading volume and market liquidity and may increase if the Fund’s trading volume, the spread of the Fund’s underlying securities, or market liquidity decrease.

Where all or a portion of the Fund’s underlying securities trade in a foreign market that is closed when the domestic market in which the Fund’s shares are listed and trading is open, there may be changes between the last quote from the closed foreign market and the value of such underlying security during the Fund’s domestic trading day. This could lead to differences between the market price of the Fund’s shares and the underlying value of the shares.

[…]

Absence of an Active Market. Although shares of the Fund are listed for trading on one or more stock exchanges, there can be no assurance that an active trading market for such shares will develop or be maintained by market makers or Authorized Participants. Authorized Participants are not obligated to execute purchase or redemption orders for Creation Units. ~~Because this is a novel and unique structure, this could influence the number of entities willing to act as Authorized Participants.~~ In periods of market volatility, market makers and/or Authorized Participants may be less willing to transact in Fund shares. The absence of an active market for the Fund’s shares may lead to wider bid-ask spreads and may contribute to the Fund’s shares trading at a premium or discount to NAV. If a shareholder purchases Fund shares at a time when the market price is at a premium to the NAV or sells Fund shares at a time when the market price is at a discount to the NAV, the shareholder may sustain losses.”

October 24, 2025

Comment 16: In the “Principal Risks” section, in “Absence of an Active Market,” the disclosure states, “Because this is a novel and unique structure, this could influence the number of entities willing to act as Authorized Participants.” The ETF structure is well established and commonly used. Please delete this sentence.

Response: The Fund respectfully acknowledges the comment and has deleted the referenced sentence, as shown in the response to Comment 15 above.

Comment 17: On page 7 of the Prospectus, under the heading “Management,” per Item 5(b) of Form N-1A and the instructions thereto, please disclose each portfolio manager’s title at the Adviser and whether the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

Response: The Fund respectfully acknowledges the comment and has revised the disclosure as follows:

“Messrs. Thomas E. Browne, Jr., CFA, portfolio manager of the Adviser, and Brian P. Leonard, CFA, portfolio manager of the Adviser, have been jointly and primarily responsible for the management ~~served as portfolio managers~~ of the Fund since November 2025 ~~inception~~.”

Comment 18: On page 7 of the Prospectus, under the heading “Purchase and Sale of Fund Shares,” please add the disclosure referenced in Item 6(c)(4) of Form N-1A or supplementally advise the Staff if this information will not be made available to shareholders.

Response: The Fund respectfully acknowledges the comment and has added the following disclosure:

“Information regarding the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads is available on the Fund’s website at www.gabelli.com.”

Comment 19: On page 8 of the Prospectus, under the heading “Dividend Fund,” the disclosure states, “The investment objective of the Fund is to provide capital appreciation.” Please reconcile this statement with the disclosure in the summary section that states, “The Fund seeks capital appreciation and current income.” Also, please disclose whether the investment objective may be changed without shareholder approval. In this regard, we note that the SAI states that the investment objective of the Fund is fundamental.

Response: The Fund respectfully acknowledges the comment and has revised the Prospectus disclosure as follows:

“The investment objective of the Fund is to provide capital appreciation and current income. The Fund’s investment objective may be changed without shareholder approval. Shareholders will receive notice sixty days prior to any change in the Fund’s investment objective.”

The Fund has also revised the SAI disclosure as follows:

“The ~~investment objectives of the Fund, and the~~ following investment restrictions~~,~~ are fundamental and may not be changed without the approval of a majority of the applicable Fund’s shareholders defined in the 1940 Act as the lesser of (1) 67% of the Fund’s shares present at a meeting if the holders of more than 50% of the outstanding shares are represented in person or by proxy, or (2) more than 50% of the Fund’s outstanding shares.”

October 24, 2025

Comment 20: On page 12 of the Prospectus, under the heading “The Portfolio Manager,” please disclose the information required by Item 10(a)(2) of Form N-1A.

Response: The Fund respectfully acknowledges the comment and has revised the disclosure as follows:

“Messrs. Thomas E. Browne, Jr. and Brian P. Leonard have been jointly and primarily responsible for the management ~~served as the portfolio managers~~ of the Dividend Fund since its inception in November 2025. Before joining the Adviser in May 2025, Messrs. Browne and Leonard were portfolio managers at Keeley-Teton Advisors, LLC since prior to 2020.”

Comment 21: In the Prospectus, please disclose the information required by Item 11(e)(2) and (3) of Form N-1A.

Response: The Fund respectfully acknowledges the comment and has added the following section in the Prospectus:

“FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

The Board has not adopted a policy of monitoring for frequent purchases and redemptions of Fund shares (“frequent trading”) that appear to attempt to take advantage of potential arbitrage opportunities presented by a lag between a change in the value of the Fund’s portfolio securities after the close of the primary markets for the Fund’s portfolio securities and the reflection of that change in the Fund’s NAV (“market timing”). The Board believes this is appropriate because an ETF, such as the Fund, is intended to be attractive to arbitrageurs, as trading activity is critical to ensuring that the market price of Fund shares remains at or close to NAV. Since the Fund issues and redeems Creation Units at NAV plus applicable transaction fees, and the Fund’s shares may be purchased and sold on the NYSE Arca at prevailing market prices, the risks of frequent trading are limited.”

Comment 22: On page 14 of the Prospectus, under the heading “Dividends and Distributions,” please disclose the information required by Item 11(d) of Form N-1A.

Response: The Fund respectfully acknowledges the comment and has added the following disclosure:

“The Fund intends to pay dividends and capital gain distributions, if any, on an annual basis. Shareholders may have dividends and/or capital gain distributions automatically reinvested in additional shares of the Fund. Distributions in cash may be reinvested automatically in additional whole shares only if the broker through whom the shareholder purchased shares makes such option available.

Brokers may make available the Depository Trust Company book-entry dividend reinvestment service to their customers who own the Fund’s shares. If this service is available and used, dividend distributions of both income and capital gains will automatically be reinvested in additional whole shares of the Fund purchased on the secondary market, at the then current market price. Without this service, investors would receive their distributions in cash. To determine whether the dividend reinvestment service is available and whether there is a commission or other charge for using this service, consult your broker. Brokers may require the Fund’s shareholders to adhere to specific procedures and timetables. If this service is available and used, dividend distributions of both income and realized gains will be automatically reinvested in additional whole shares of the Fund purchased in the secondary market.”

Sincerely,

/s/ Thomas D. Peeney
Thomas D. Peeney

CC:	Michael R. Rosella
Kevin R. Brown
John C. Ball
Peter Goldstein